UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Gulfport Energy Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

402635304

(CUSIP Number)

FIREFLY VALUE PARTNERS, LP

601 West 26th Street, Suite 1520

New York, New York 10001

(212) 672-9600

STEVE WOLOSKY, ESQ.

KENNETH MANTEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Firefly Value Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,700,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,700,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,700,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN, IA

* Includes 2,600,000 shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

FVP Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,700,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,700,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,700,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN

* Includes 2,600,000 shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

FVP GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,700,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,700,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,700,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,600,000 shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Firefly Management Company GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,700,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,700,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,700,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

* Includes 2,600,000 shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Ryan Heslop
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,700,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,700,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,700,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 2,600,000 shares underlying call options currently exercisable as further described in Item 6.

6

CUSIP No. 402635304

1	NAME OF REPORTING PERSON

Ariel Warszawski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		13,700,000 *
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

13,700,000 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,700,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

IN

* Includes 2,600,000 shares underlying call options currently exercisable as further described in Item 6.

7

CUSIP No. 402635304

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by FVP Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 11,100,000 Shares beneficially owned by FVP Master Fund is approximately $136,187,035, including brokerage commissions. The aggregate purchase price of certain call options exercisable into 2,600,000 Shares beneficially owned by FVP Master Fund, as further described in Item 6, is approximately $959,109, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 159,317,360 Shares outstanding, as of April 29, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 3, 2019.

A.	FVP Master Fund
(a)	As of the close of business on June 24, 2019, FVP Master Fund beneficially owned 13,700,000 Shares, including 2,600,000 shares underlying certain call options.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,700,000

(c)	The transactions in the securities of the Issuer by FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
8

CUSIP No. 402635304

B.	Firefly Value Partners
(a)	Firefly Value Partners, as the investment manager of FVP Master Fund, may be deemed the beneficial owner of the 13,700,000 Shares owned by FVP Master Fund, including 2,600,000 shares underlying certain call options.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,700,000

(c)	Firefly Value Partners has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
C.	FVP GP
(a)	FVP GP, as the general partner of FVP Master Fund, may be deemed the beneficial owner of the 13,700,000 Shares owned by FVP Master Fund, including 2,600,000 shares underlying certain call options.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,700,000
(c)	FVP GP has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
D.	Firefly Management
(a)	Firefly Management, as the general partner of Firefly Value Partners, may be deemed the beneficial owner of the 13,700,000 Shares owned by FVP Master Fund, including 2,600,000 shares underlying certain call options.

Percentage: Approximately 8.6%

9

CUSIP No. 402635304

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,700,000

(c)	Firefly Management has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference
E.	Mr. Heslop
(a)	Mr. Heslop, as a Managing Member of FVP GP and Firefly Management, may be deemed the beneficial owner of the 13,700,000 Shares owned by FVP Master Fund, including 2,600,000 shares underlying certain call options.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,700,000

(c)	Mr. Heslop has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Warszawski
(a)	Mr. Warszawski, as a Managing Member of FVP GP and Firefly Management, may be deemed the beneficial owner of the 13,700,000 Shares owned by FVP Master Fund, including 2,600,000 shares underlying certain call options.

Percentage: Approximately 8.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,700,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,700,000

(c)	Mr. Warszawski has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of FVP Master Fund during the past 60 days are set forth in Schedule A and are incorporated herein by reference.
10

CUSIP No. 402635304

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read as follows:

As previously disclosed, FVP Master Fund previously held American-style call options referencing an aggregate of 4,350,000 Shares, with exercise prices ranging from $7.50 to $12.50 per share and expiring on June 21, 2019. As further detailed in Schedule A, in the over-the-counter market, FVP Master Fund sold certain of these call options referencing an aggregate of 2,600,000 Shares with an exercise price of $12.50 per share, and purchased new call options referencing the same number of Shares with an exercise price of $7.50 per share and expiring on January 17, 2020. The remaining previously disclosed call options referencing an aggregate of 1,750,000 Shares expired pursuant to their terms on June 21, 2019.

11

CUSIP No. 402635304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2019

FVP Master Fund, L.P.
By:	FVP GP, LLC,
its General Partner

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

Firefly Value Partners, LP
By:	Firefly Management Company GP, LLC,
its General Partner

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

FVP GP, LLC

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

Firefly Management Company GP, LLC

By:	/s/ Ariel Warszawski
	Name:	Ariel Warszawski
	Title:	Managing Member

/s/ Ariel Warszawski
Ariel Warszawski

/s/ Ryan Heslop
Ryan Heslop
12

CUSIP No. 402635304

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

FVP Master fund, l.p.

Sale of Common Stock	(6,000)	6.8400	05/03/2019
Purchase of Common Stock	6,000	6.3030	05/03/2019
Purchase of Common Stock	82,000	5.6880	05/29/2019
Purchase of Common Stock	420,000	5.6430	05/30/2019
Purchase of Common Stock	448,000	5.4800	05/31/2019
Purchase of Common Stock	100,000	5.3110	06/06/2019
Purchase of Common Stock	123,000	4.9440	06/10/2019
Sale of June 2019 Call Option ($12.50 Strike Price) [1]	(26,000)	1.0000	06/11/2019
Purchase of January 2020 Call Option ($7.50 Strike Price) [2]	26,000	35.8500	06/11/2019
Purchase of Common Stock	200,000	4.9400	06/24/2019

1  Represents American-style call options sold in the over-the-counter market. These call options have a strike price of $12.50 per share and expire on June 21, 2019.

2  Represents American-style call options purchased in the over-the-counter market. These call options have a strike price of $7.50 per share and expire on January 17, 2020.